Exhibit 23.1


                          Independent Auditors' Consent

To the Board of Directors
Transaction Systems Architects, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Transaction Systems Architects, Inc. of our report dated October 27, 2003, with respect to the consolidated balance sheets of Transaction Systems Architects, Inc. as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2003, which report appears in the September 30, 2003, annual report on Form 10-K of Transaction Systems Architects, Inc. Our report refers to the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," as of October 1, 2001.


/s/ KPMG LLP


Omaha, Nebraska


March 12, 2004